Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2007	2006	2007	2006

Income before income taxes	$1,641	$1,344	$3,101	$2,682
Interest	85	78	161	154
Portion of rentals deemed to be interest	20	17	40	35
Income available for fixed charges	$1,746	$1,439	$3,302	$2,871

Fixed charges:
Interest	$85	$78	$161	$154
Portion of rentals deemed to be interest	20	17	40	35
Total fixed charges	105	95	201	189
Preferred stock dividend requirements	2	2	4	4
Total fixed charges and preferred stock dividend requirements	$107	$97	$205	$193
Ratio of earnings to fixed charges	16.65	15.22	16.41	15.23
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	16.39	14.92	16.14	14.93

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.